NEUBERGER BERMAN BD LLC

Financial Statements and Supplemental Information

December 31, 2021

(These financial statements and supplemental information should be deemed confidential pursuant to Subparagraph (e)(3) of Rule 17a-5)

(With Reports of Independent Registered Public Accounting Firm Thereon)

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SEC FILE NUMBER
8-01068

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Neuberger Berman BD LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1290 Avenue of th e Americas
(No. and Street)

New York (City) NY (State) 10104 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Chinni (Name) 212-476-5916 (Area Code – Telephone Number) michael.chinni@nb.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 185 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Chinni, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Neuberger Berman BD LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Financial and Operations Principal - CFO

ROBERT CIRAOLA
Notary Public, State of New York
Registration #01CI5086542
Qualified In Richmond County
Commission Expires Oct. 20, 2025

[signature]
Notary Public New York New York

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Management
Neuberger Berman BD LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Neuberger Berman BD LLC (the Company) as of December 31, 2021, the related statements of income, changes in member's capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



KPMG

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II and III, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and 17 C.F.R. § 1.10. In our opinion, the supplemental information contained in Schedules I, II and III, is fairly stated, in all material respects, in relation to the financial statements as a whole.



KPMG LLP

We have served as the Company's auditor since 2009.

New York, New York
February 24, 2022

Statement of Financial Condition

Year Ended December 31, 2021

(In thousands)

Assets		
Cash and cash equivalents	$	21,390
Segregated cash		100
Investments		1,713
Receivables:		
Clearing broker-dealer		188
Other receivables		132
Total assets	$	23,523
Liabilities and member's capital		
Liabilities		
Broker-dealers	$	3,335
Due to affiliates		1,248
Accounts payable and accrued expenses		1,390
		5,973
Member's capital		17,550
Total liabilities and member's capital	$	23,523

See accompanying notes to the Financial Statements.

NEUBERGER BERMAN BD LLC

Statement of Income

Year Ended December 31, 2021

(In thousands)

Revenues:		
Intercompany revenue	$	63,326
Distribution revenue		19,400
Commissions		1,792
Other income		237
Total revenues		84,755
Operating expenses:		
Intercompany expense		49,675
Distribution fees		19,279
Brokerage, clearing and exchange fees		5,770
Mail, print and supplies expense		589
Trading errors		508
Other expenses		634
Total operating expenses		76,455
Net income	$	8,300

See accompanying notes to the Financial Statements.

NEUBERGER BERMAN BD LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2021

(In thousands)

Balance at December 31, 2020	$	-
Balance at December 31, 2021	$	-

See accompanying notes to the Financial Statements.

Statement of Changes in Member's Capital

Year Ended December 31, 2021

(In thousands)

Balance at December 31, 2020	$	9,250
Net income		8,300
Balance at December 31, 2021	$	17,550

See accompanying notes to the Financial Statements.

NEUBERGER BERMAN BD LLC

Statement of Cash Flows

Year Ended December 31, 2021

(In thousands)

Cash flows from operating activities:		
Net income	$	8,300
Adjustments to reconcile net income to net cash provided by operating activities:		
Net realized and unrealized (gains) from investment activities		(236)
Cash flows due to changes in operating assets and liabilities:		
Receivable from clearing broker-dealer		27
Other receivables		(132)
Payable to broker-dealers		77
Due to affiliates		780
Accounts payable and accrued expenses		67
Net cash provided by operating activities		8,883
Cash flows from investing activities:		
Purchase of investments		(60)
Net cash used in investing activities		(60)
Net change in cash and cash equivalents and restricted cash		8,823
Cash and cash equivalents and segregated cash, beginning of the year		12,667
Cash and cash equivalents and segregated cash, end of the year	$	21,490

Reconciliation of cash and cash equivalents and segregated cash to the Statement of Financial Condition:

Cash and cash equivalents	$	21,390
Segregated cash		100

See accompanying notes to the Financial Statements.

NEUBERGER BERMAN BD LLC

Notes to Financial Statements

December 31, 2021

(Dollars in thousands, except where noted)

(1)   Organization and Description of Business

Neuberger Berman BD LLC, a Delaware limited liability company (NBBD or the Company), is an indirect wholly owned subsidiary of Neuberger Berman Group LLC, a Delaware limited liability company (NB Group), which is a majority owned subsidiary of NBSH Acquisition, LLC, a Delaware limited liability company (NBSH). Neuberger Berman Investment Advisers LLC (NBIA) is the sole member of the Company. NBBD is a registered broker-dealer with the Securities and Exchange Commission and a registered introducing broker with the National Futures Association.

NBBD is engaged principally in providing distribution services to registered mutual funds that are part of the Neuberger Berman mutual funds complex (Mutual Funds) and acts as broker to NBIA clients as a placement agent for the sale of third-party private funds. NBBD also introduces certain NBIA clients' securities transactions on a fully disclosed basis through National Financial Services LLC (NFS) for execution and settlement. NFS also serves as custodian for certain NBIA clients.

(2)   Significant Accounting Policies

(a)   Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) as set forth in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC). The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates and assumptions are based on the best available information, actual results could differ from those estimates.

(b)   Cash and Cash Equivalents

Cash and cash equivalents consist of cash held at Citibank, N.A. and other liquid investments that are payable on demand. At December 31, 2021, the Company held money market mutual fund investments of $21.4 million and $0.1 million as cash with Citibank, N.A.

(c)   Segregated Cash

At December 31, 2021, cash of $0.1 million was segregated in a special reserve bank account for the exclusive benefit of customers. Such amounts are not available for the creditors of the Company.

(d*)* *Investments*

Investments held by the Company are carried at market or fair value, with realized and unrealized gains and losses recognized in the Statement of Income. Investments in money market funds are valued using the year end quoted net asset value per share.

(e) *Fair Value of Investments*

The Company follows GAAP with respect to fair value measurements, which among other things, requires enhanced disclosure about investments that are measured and reported at fair value. Fair value of a financial instrument is the amount at which the Company believes the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

GAAP establishes a hierarchal disclosure framework, which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. In accordance with GAAP, investments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values in one of the following categories:

Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments included in Level 1 are, among other things, money market funds and listed equities. As required by GAAP, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and the sale of such position would likely deviate from the quoted price.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include fixed income securities.

Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation. Shares in privately held companies and certain loans and bonds are examples of investments that would be included in this category.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input used to determine the fair value measurement in its entirety requires judgment and includes factors specific to the investment.

(f) Securities Transactions

Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are valued at fair value.

(g) Revenue Recognition

Distribution Revenue and Distribution Fees

Distribution revenues consist of fees paid to the Company from Mutual Funds for the costs of marketing and selling fund shares and are generally determined as a percentage of funds' assets. Distribution fees are paid when the Company enters into third-party distribution and marketing support arrangements with third party broker-dealers to sell or market Mutual Funds. As the Company is acting in a principal capacity in these transactions, the revenues and expenses are recorded on a gross basis.

Commissions

Brokerage commission revenues are related to securities transactions introduced on behalf of NBIA clients to NBBD's clearing firm, NFS. Brokerage commissions for trade execution services and related expenses are recorded on a trade-date basis when the performance obligations are satisfied. Generally, the transaction price is agreed upon at the point of each trade and based upon the number of shares traded or the value of the consideration traded.

Other Income

Other income includes the following:

Dividends and interest income

Dividends and interest income is accrued as earned.

Net Realized and Unrealized Gains and Losses From Investment Activities

Investment gains and losses include unrealized gains and losses on investments held at fair value and realized gains and losses on investments sold.

(h) Income Taxes

NBBD is a single member LLC wholly owned by NBIA, which is a partnership subject to New York City Unincorporated Business Tax ("NYC UBT"). NBBD is disregarded for income tax purposes and, instead, any NYC UBT income tax amounts are solely those of NBIA.

(i) Expenses

The Company incurs distribution fees for services provided by third parties which are recognized as an expense when incurred and are included in distribution fee expense. The Company incurs brokerage

NEUBERGER BERMAN BD LLC

Notes to Financial Statements

December 31, 2021

(Dollars in thousands, except where noted)

and clearing fees in its capacity as an introducing broker which are expensed as they are incurred. All other operating costs are accounted for as they are incurred.

(3) Fair Value Measurements

Financial assets and financial liabilities measured at fair value on a recurring basis using the fair value hierarchy levels at December 31, 2021 were as follows:

| | December 31, 2021 | | | |
	Level 1	Level 2	Level 3	Total
Financial Assets:				
Cash equivalents	$ 21,300	-	-	$ 21,300
Foreign equities	1,606	-	-	1,606
Warrants	-	72	-	72
Private investments	-	-	16	16
	$ 22,906	72	16	$ 22,994

Purchases of level 3 assets measured at fair value for the year ended December 31, 2021, totaled $16 thousand. There were no sales or transfers related to level 3 assets for the year ended December 31, 2021.

The following is a description of the valuation methodologies used for the Company's investments measured at fair value on a recurring basis, as well as the general classification of those investments pursuant to the valuation hierarchy:

Cash equivalents – Cash equivalents consist of excess cash invested in various money market mutual funds that are valued based on published net asset values and are included in Level 1 of the valuation hierarchy.

Equities – Equity investments include foreign equity securities. Equity securities generally are valued using unadjusted quoted market prices and are included in Level 1 of the valuation hierarchy.

Warrants – Warrants are generally valued using broker quotes or pricing services based on similar instruments in active markets and are included in Level 2 of the valuation hierarchy.

Private investments – Private investments include preferred shares for which prices are provided by transactions known to the Company, and output from a third-party financial model. Based on the factors used to determine fair value, these investments are included in Level 3 of the valuation hierarchy.

(4) Related Party Transactions

Investments include $1.7 million invested in sponsored strategies at December 31, 2021, and included on the Statement of Income is approximately $0.2 million of net realized and unrealized gains from investment activities in various sponsored strategies.

(Dollars in thousands, except where noted)

NBBD has entered into an agreement where it sells distribution fees receivable to NBIA, without recourse to NBBD. The distribution fees receivable are sold at carrying value and in 2021, NBBD sold $18.1 million of distribution fees receivable to NBIA.

During 2021, NBBD was allocated $0.1 million of expense for its office space and provided and received a variety of services to and from related parties, which were primarily NB Group and NBIA. NBBD clears certain NBIA clients' securities transactions on a fully disclosed basis through National Financial Services LLC.

NBBD was allocated $49.7 million in compensation expense by NBIA which is reflected as Intercompany expense on the Statement of Income. NBBD charged NBIA $63.3 million under a renumeration agreement between the two parties which is reflected as Intercompany revenue on the Statement of Income. NBBD also reimburses NB Group for various expenses paid on its behalf. At December 31, 2021, NBBD owed NB Group $1.2 million which is reflected on the Statement of Financial Condition under Due to affiliates.

For certain funds, NBBD receives less distribution fees than what they are obligated to pay out to financial intermediaries. NBBD has an agreement with NBIA to receive distribution payments to fulfill obligations to financial intermediaries. In 2021, NBIA contributed $1.0 million of the $19.4 million in distribution revenue.

(5) Commitments and Contingencies

Litigation and Contingencies

Currently the Company is not involved in any judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its business. The Company will recognize liabilities for contingencies if there is an exposure that, when analyzed, indicates it is both probable that a liability will be incurred and the amount of such liability can be reasonably estimated. When a range of probable liabilities can be estimated, the Company will accrue the amount it determines it will most likely incur. If the amount is not determinable, the Company will accrue the minimum of the range of probable loss.

(6) Capital Requirements

As a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc., the Company is subject to the Securities Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1. The Company is also a member of the National Futures Association and is subject to the Commodity Futures Trading Commission's (CFTC) Rule 1.17.

Under these rules, the Company is required to maintain minimum net capital, as defined, of not less than the greater of; a) 2% of aggregate debit items arising from customer transactions; b) $45 thousand under CFTC Rule 1.17, or c) $250 thousand under SEC Rule 15c3-1. As of December 31, 2021, the Company had no aggregate debt items and therefore, the minimum net capital of $250 thousand is applicable. The Company has elected to compute its net capital under the alternative method permitted by the rule. As of December 31, 2021, the Company had net capital of approximately $15.3 million, which exceeded the minimum net capital requirement by approximately $15.0 million. Based on applicable regulatory

requirements, the Company may not withdraw equity capital if its net capital falls below certain specified levels, as defined.

(7)   Risks

Credit risk

The Company maintains its cash balances at one financial institution but does not consider itself at risk in this regard. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of this financial institution and does not anticipate any losses on these balances. The Company's investment securities are principally common stock. The credit and/or market risk associated with these holdings can be directly impacted by factors that affect this industry such as volatile equity and credit markets and actions of regulatory authorities.

Covid-19

The Company continues to monitor the ongoing developments related to COVID-19 (Novel Coronavirus) with a particular focus on the ability to continue to conduct effectively its investment and business operations.

The Company currently has not experienced an adverse impact on its operating model, but acknowledges it is too difficult to predict the full extent of the current COVID-19 pandemic. The Company will continue to watch the effectiveness of efforts to contain the spread of the COVID-19 virus and the potential long-term implications on the global economy and expects to continue to monitor and adapt as necessary the firm's operations and processes to effectively manage portfolios.

Regulatory risk

As is typical of most U.S. Securities and Exchange Commission "SEC" registered broker-dealers, the Company receives both routine and non-routine regulatory inquiries relating to its business, and is involved in various claims and lawsuits from time to time. The SEC, FINRA, other Self Regulatory Organizations "SROs" and certain other regulatory bodies promulgate and enforce numerous rules and regulations that impact the Company's business. As a registered broker-dealer, the Company is subject, on an ongoing basis, to compliance examinations and inquiries by regulators.

(8)   Subsequent Events

The Company's management has evaluated events occurring after the date of the financial statements (subsequent events) through the date the financial statements were available to be issued. All subsequent events requiring recognition have been incorporated into these financial statements.

SUPPLEMENTAL INFORMATION

NEUBERGER BERMAN BD LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2021

(In thousands)

Net capital:		
Total member's capital	$	17,550
Deductions and charges:		
Non-allowable assets		(133)
Total deductions and charges		(133)
Net capital before haircuts on security positions		17,417
Haircuts on securities:		
Money market funds		(424)
Other securities		(1,693)
Total haircuts		(2,117)
Net capital	$	15,300
Computation of alternative net capital requirement:		
Net capital	$	15,300
Minimum dollar net capital requirement		250
Excess net capital	$	15,050

There are no material differences between the above computation and that reported in the unaudited
Form X-17A-5 FOCUS Report filed as of December 31, 2021.

See accompanying report of independent registered public accounting firm.

NEUBERGER BERMAN BD LLC

Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2021

Neuberger Berman BD LLC is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934. The Company met the exemption provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and is also filing the exemption report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company's other business activities are limited to participating in distributions of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts throughout the most recent fiscal year.

See accompanying report of independent registered public accounting firm.

NEUBERGER BERMAN BD LLC

Computation of CFTC Minimum Net Capital Requirement

December 31, 2021

(In thousands)

(A) Risk–based requirement	$	-
(B) Minimum CFTC net capital requirement		45
(C) Other SEC requirement		250
(D) Minimum CFTC net capital requirement (the greater of lines A, B, or C)		250
CFTC early warning level (150% of minimum net capital requirement)	$	375

There are no material differences between the above computation and that reported in the unaudited Form X-17A-5 FOCUS Report filed as of December 31, 2021.

See accompanying report of independent registered public accounting firm.

SUPPLEMENTARY REPORTS

Neuberger Berman BD LLC
Exemption Report

Neuberger Berman BD LLC (NBBD LLC or the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange and Commission (17 C.F.R. § 240.17a-5, "Reports To Be Made By Certain Broker-Dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, NBBD LLC states the following:

(1)   The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k)(2)(ii);

(2)   The Company met the identified exemption provision in 17 C.F.R. §240 15c3-3(k) throughout the most recent fiscal year without exception; and

(3)   The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 are limited to participating in distributions of securities and the Company (1) did not directly or   indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not   carry   accounts   of   or   for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Neuberger Berman BD LLC

I, Michael Chinni, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

_____
Michael Chinni
Chief Financial Officer

February 24, 2022



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Management
Neuberger Berman BD LLC:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which Neuberger Berman BD LLC (the Company) identified the following provision of 17 C.F.R. § 240.15c3-3(k)(2) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii), and is filing the exemption report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to participating in distributions of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.



New York, New York
February 24, 2022